Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company:  August Technology Corporation
Commission File No. 000-30637

Rudolph Technologies
Moderator: Bob Koch
August 1, 2005
4:45 p.m. EST

OPERATOR: Good afternoon, and welcome to the Rudolph Technologies second quarter earnings conference call. At this time, all participants have been placed on a listen-only mode. And the floor will be open for questions following the presentation. It is now my pleasure to turn the floor over to your hosts Mr. Bob Koch, Vice President and General Counsel. Sir, the floor is yours.

BOB KOCH, VICE PRESIDENT, GENERAL COUNSEL: Thank you, Alan and good afternoon everyone. Rudolph issued its second quarter 2005 earnings release this afternoon shortly after the close. If you have not received a copy of the release, please call my office at 973-448-4306 and a copy will be faxed or e-mailed to you.

Joining us on the call today from Rudolph are Paul McLaughlin, Chairman and Chief Executive Officer; Steven Roth, Chief Financial Officer; and Nathan Little, Executive Vice President.

As is always the case, I need to remind you of Safe Harbor regulations. Any matters today that are not historical facts, particularly comments, regarding the company's future plans, objectives, forecasts, and expected performance, consist of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such estimates whether expressed or implied are being made based upon currently available information, and our best judgment at this time. Within these statements are a wide range of assumptions that the company believes to be reasonable. However, it must be recognized that the statements are subject to a range of uncertainty that can cause the actual results to vary materially. Thus the company cautions that these statements are not guarantees of future performance.

Risk factors that may impact Rudolph's results are described in the company's latest Form 10-Q, as well as other periodic filings with the SEC. Rudolph Technologies does not update forward-looking statements and expressly disclaims any obligation to do so. I will now turn the call over to Paul McLaughlin. Paul, please go ahead.

PAUL MCLAUHGLIN, CHAIRMAN, CHIEF EXECUTIVE OFFICER, RUDOLPH TECHNOLOGIES: Thank you, Bob. Good afternoon everyone, and thank you for joining us for our second quarter 2005 conference call. On today's call we plan to discuss our second quarter results, give some brief highlights of new products we introduced in the second quarter, and exhibited at Semicon West earlier this month. Then, give our view of where we are in the cycle, and a closer look at what we see for the balance of the second half of '05, and into 2006. Followed, finally, by an update on our strategic merger with August Technology.

I am pleased to report that second quarter 2005 was as we had guided.

Today, Rudolph Technologies reported revenues of $21.4 million for the second quarter, which is a five percent increase compared to the second quarter of 2004. On a sequential basis, second quarter revenue was down seven percent from that of the first quarter 2005. We reported earnings per share of 11 cents for the quarter, compared to nine cents per share for the 2004 second quarter. Both revenues and earnings were inline with our previous guidance.

During the last conference call, I mentioned that while I saw the first half of 2005 as moving sideways plus or minus a little bit, I believed the second half will disproportionately reward those companies with new products, and with good execution. That view has been reinforced with our results in the second quarter, and our outlook for the remainder of 2005. The risk reward profile remains very attractive for process control companies and we believe, specifically for RTEC, as the new products we introduced late last year are gaining traction.

In the opaque and transparent film markets in Q2, we saw continued movement sideways. We wait for the acceleration of orders, as we believe our customer's markets will show improvement in the second half of 2005. We believe that orders recently reached their trough value for this phase of the business cycle. This is a very good sign for RTEC as we believe the copper metal measurement market is in the early stages of wide spread adoption. I say this in part because recent statistics show that there is still only about 10 percent of the industry's capacity being used for 90 nanometer, and below manufacturing, and an even smaller percentage of that leading edge capacity uses copper. Ninety nanometer, and 65 nanometer are sweet spots for our MetaPULSE II and the 65 nanometer node is the entry point for our recently released MetaPULSE III designed for the 45 nanometer node, with a clear roadmap to 32 nanometers. Our S-ultra tools are also being used for leading-edge 90 nanometer and 65 nanometer transparent film measurement.

As you know, we do not give specific order numbers, but let me say qualitatively that our book to bill rate was below the front end book to bill rate of 0.87 for the second quarter. We were disappointed as we saw a couple of customers push orders to the right, but we are optimistic as we have seen acceleration of booked orders so far in the month of July.

With that I will now ask Steve to provide more details on Rudolph's performance during the second quarter of 2005. Steve.

STEVEN ROTH, CHIEF FINANCIAL OFFICER: Thanks, Paul. And good afternoon everyone. We are pleased with Rudolph's results this quarter as we continued our track record of meeting or exceeding our guidance. This achievement is the result of a strong management team that put the priority on financial execution.

As Paul mentioned, the company's second quarter revenue was $21.4 million, a five percent increase compared to $20.4 million in the second quarter of 2004. Revenue for 2005 first quarter was $23.1 million. Looking at our second revenues geographically, approximately 50 percent of our revenues were from Asia, 30 percent from Europe, and 20 percent domestic. The breakdown of revenues by product families for the second quarter of 2005 was approximately 44 percent metals, 21 percent inspection, 15 percent transparent, with the remaining parts and service. As I noted on our first quarter conference call, we shipped two WaferView 320 tools in the first quarter, and deferred the recognition of approximately two million in revenue for SAB purposes. We recognized that revenue, as well as an additional WaferView 320 and one WaferView 310 tool in the quarter, proving that our macro defect business is really gaining traction.

Second quarter gross margin was 47 percent, the same as the first quarter of 2005. The gross margin in the second quarter of 2004 was 48 percent. The year-over-year decrease in gross margin was primarily due to our investment in our direct operations in Japan in the fourth quarter of 2004.

Research and development expenses for the second quarter totaled $3.0 million, compared to $3.4 million in the first quarter of 2005, and $4.1 million in the year ago period. As a percentage of revenue R&D was 14 percent compared to 15 percent last quarter, and 20 percent in the same quarter last year. The sequential decrease in R&D is primarily the result of the timing of certain project costs related to new products and cost containment initiatives implemented in the second quarter. We anticipate that third quarter R&D spending will be approximately 14 percent of revenue.

Selling, general, and administrative expenses for the second quarter, totaled $4.8 million, compared to $5.3 million in the first quarter of 2005, and $3.7 million in the prior year period. As a percentage of revenue S,G&A was 23 percent in the 2005 second quarter, 23 percent last quarter, and 18 percent in the prior year period. The sequential decrease in S,G&A dollars was due to cost containment initiatives. Also, contributing to the decrease was $362,000 recorded in the first quarter of 2005, for the company's merger and acquisition activities. In the second quarter 2005, we capitalized $1.1 million of costs related to these activities. The company expects S,G&A will be approximately 22 percent of revenue in the third quarter of 2005.

Interest income and other in the second quarter totaled $417,000 compared to $424,000 in the first quarter of 2005, and $251,000 in the prior year period. We expect interest income in the third quarter 2005 to be approximately $250,000 as we recognize some realized losses on certain investments, and reposition our portfolio to take advantage of higher interest rates.

Our provision for income taxes was $615,000 in the second quarter with an effective tax rate of 25 percent.

The company continued its strong heritage of profitability as second quarter net income totaled $1.9 million or 11 cents per diluted share compared to $1.5 million, or nine cents per diluted share in the 2004 second quarter. The company reported net income of $1.7 million or 10 cents per diluted share in the 2005 first quarter.

Looking at our balance sheet, our cash and marketable securities at the end of the second quarter totaled $78.3 million, and working capital increased to $124.5 million. For the quarter, receivables increased $7.1 million primarily due to the timing of shipments, in which approximately 75 percent of our tool shipments went out in the last six weeks of the quarter. Also contributing to the increase was longer collection times in Japan resulting from our move to direct operations.

Our inventory initiatives continue to achieve results, as total inventory declined to $31.2 million, down $2.8 million from the beginning of the year. Capital expenditures for the quarter totaled $374,000 and depreciation expense was approximately $430,000 for the quarter.

At this time, I'd like to turn the call over to Nathan Little, to discuss our recently announced new product initiatives.

NATHAN LITTLE, EXECUTIVE VICE PRESIDENT: Thanks, Steve. Good afternoon everyone. Now I'd like to share with you some of the recent product news here at Rudolph.

Last quarter, we mentioned that Rudolph is starting to see the increased adoption of multiple MetaPULSE tools at key accounts. I'm pleased to note that in June, we announced that we have shipped our 200th PULSE technology system. Since initial volume deliveries began in 1998, this technology has been adopted by over 30 of the top tier semiconductor manufacturers around the world, including all of the top 10 manufacturers. As manufacturers continue to transition to copper interconnect, tool orders remain strong due to the PULSE technologys' superior capabilities when measuring all phases of copper and processing from barrier formation, to chemical mechanical planarization. The MetaPULSE and MetaPULSE II are high volume production tools designed for 24/7 operations.

Earlier this month at Semicon West trade show we announced several new exciting products:

We added to our family of PULSE technology tools by announcing the MetaPULSE III. MetaPULSE III is designed to meet semiconductor manufacturers metrology requirements at the 45 nanometer technology node, and provides a roadmap to smaller geometries by specifically addressing their thin film metal metrology requirements at those nodes. In addition, the MetaPULSE III can provide industry leading production throughputs of over 100 wafers per hour thereby helping to lower their cost of ownership by up to 40 percent over the previous generation of systems.

MetaPULSE III is built on our new Vanguard II platform. This platform provides an innovative modular architecture that is designed to meet manufacture's changing specifications, for current and future technology nodes in a cost effective manner. We're finding that our customers place a premium on being able to have flexible metrology and inspection solutions that can be quickly adopted to their changing needs as they move from process development to full production. The Vanguard II platform has been specifically designed to meet those needs.

And finally, at Semicon West, we announced our new ultra-II CD system. The ultra-II CD combines Rudolph's patented Focused Beam Elipsometry technology with our new Simultaneous Multi-angle LASER scatterometry technology to provide high speed non destructive CD metrology, as well as thickness and optical property measurements for transparent films. This is a rapidly growing market that is expected to exceed 100 million in the next several years, and we're excited about our new entry into it.

At this point, I'd like to turn the call back over to Paul to discuss our outlook for the industry and for RTEC.

PAUL MCLAUGHLIN: Thank you, Nathan. Now let me give you our guidance.

As mentioned in our press release earlier today we believe the industry has formed a trough in orders and is poised for an accelerating second half in orders. As a result, the company is currently anticipating 2005 third quarter orders to increase while revenue is forecasted to be flat to down 10 percent below the 2005 second quarter revenue of $21.4 million. The company is forecasting earnings per share of six cents to 10 cents per diluted share for the 2005 third quarter, excluding specific costs related to merger and acquisition activities. As we had been forecasting, front end semiconductor capital equipment spending has been moving sideways for the first half of this year even though our revenues are up 13 percent over the comparable period last year. We see encouraging signs in the market that lead to our optimism. Some of the leading players including Intel, Samsung, and SMIC, all of whom are customers of Rudolph, have recently increased their capex forecast for 2005. In addition, utilization rates at several major foundries are approaching, or are above 90 percent levels particularly for leading edge designs. Historically, when utilizations reach these 90 percent levels foundries begin to place capacity orders for equipment. We believe TSMC guidance last week forecasting that their capital spending for 2005 will come in at the end of their of $2.5 billion to $2.7 billion range is an indication of just such tightening in the foundry sector. We also note that commodity DRAM prices are now rising which should stabilize that segment of the semiconductor market and allow memory makers to continue their plans to ramp new leading edge production capacity, a real plus for RTEC.  As many of you will recall increasing memory prices have historically been indicative of an improving chip environment followed by an improvement capital equipment market.

Another positive sign is the strength in the back end with book to bill ratios now above one. We note that outsource assembly and test volumes are increasing, and several companies have noted back end equipment tightness in recent public remarks, including comments from Cypress and Xilinx. This back end strength has historically been a harbinger of order strength to come for front end manufacturers.

Bottom line is we see an improving order environment for RTEC for the balance of 2005, leading to a strong revenue and earnings start in 2006.

Now let me shift gears, and discuss what we are referring to as The New Rulolph. As we announced on June 28, the Board of Directors of both Rudolph Technologies and August Technology unanimously approved an agreement for a strategic merger of the companies. The market, technical and financial reasons for our merger are compelling. The New Rudolph will have leadership positions in multiple businesses including copper thin film metrology, macro defect inspection, transparent film metrology and systems software from metrology and inspection solutions. The New Rudolph will have a strong revenue growth potential as Rudolph's worldwide front end fab relationships will help accelerate acceptance for August front end tools. Redeployment of duplicative R&D into an expanded suite of new products we believe will accelerate the top line growth as well. Our products are complementary and offer customers a broad array of front end capability, including multiple price performance points to meet front end macro defect inspection requirements. Our two companies have a proven leadership team with an average of over 20 years of semiconductor experience at senior management levels. We believe we will have the bench strength to execute on our growth strategy of becoming a consolidator in the process control segment of the $40 billion capital equipment market. The New Rudolph will create a company with critical mass, with trailing 12 month revenues of approximately $160 million. And importantly, The New Rudolph will offer the opportunities for expense efficiencies at multiple levels.

Now I'd like to ask Steve to discuss some of the financial leverage possible from our strategy merger with August. Steve.

STEVEN ROTH: Thanks, Paul. By leveraging Rudolph's front end fab relationship, as well as our global sales, service, and applications support networks, we expect the merger will accelerate revenues, and drive faster, more profitable growth. In addition, we will also have the ability to cross sell complementary products to a more diverse customer base, which will thereby strengthen our penetration at these customers. Based on trailing 12 month revenues, The New Rudolph will be the fourth largest process control company, and the number two overall pure play process control supplier.

From a cost perspective, we see significant opportunities for expense efficiencies on every line of the P&L. In R&D, we would have the ability to eliminate duplicative investments in such things as automation and platform support technologies. We expect to be able to realize cost savings related to our marketing and sales organizations, and our customer support infrastructure. We will look to combine facilities that are remote from our Metrology headquarters, located in New Jersey, and Inspection headquarters, which will be Minnesota, in order to reduce redundancies. We also expect to realize public company and regulatory compliance savings going forward. As The New Rudolph continues to grow, we would anticipate to achieve annualized cost synergies of approximately $10 million. And we forecast the merger to be accretive in the first year.

We see tremendous opportunities to achieve financial benefits from the merger, which in turn will enhance shareholder value. Our integration teams are all ready working to help set the stage to realize both the revenue and cost synergies that I just described.

Now Nathan will give us an update on where we are with integration planning for our merger.

NATHAN LITTLE: Thanks, Steve. I'd like to briefly update you on the integration groundwork that is now being developed by Rudolph and August.

Up until this point most of the merger planning discussions have been at the executive level between the two companies. Last week, however, managers, and staff for Rudolph Technologies and August Technology completed two days of meetings to kick off our integration planning project at the departmental level. These meetings are the first in a series that are being held to prepare both organizations for a successful merger. Integration teams consisting of August and Rudolph personnel have been created for all major functional areas, including Sales, Service, Marketing, Engineering, Manufacturing, Finance, Legal and Human Resources.

Each functional team is responsible for developing integration plans to make sure that facilities, systems, workflows and key operating rules can be quickly aligned and implemented when the merger is completed. In addition, each team is identifying and planning specific actions that need to be taken to achieve the synergies between the two organizations.

I must say that I was delighted with the level of energy, and the excitement that was exhibited at these meetings. Team members, who are often meeting for the first time, quickly established an integration framework,  and they will now be working with their counterparts in the other company and with other members of their respective departments, to complete their more detailed integration plans.

I'd like now to turn the floor back to Paul. Paul.

PAUL MCLAUGHLIN: Thank you, Nathan. I hope all of you can hear the excitement we have for this combination of two great franchises. Now let me finish up with a couple of key points.

First, I am personally very pleased with the disciplined process Boards of both companies followed to reach the conclusion that this strategic merger is in the best interest of all constituencies, particularly shareholders, customers, and employees.

Second, as you have heard from our earlier prepared remarks and from recent public comments from August both companies have initiatives going on in all of our product lines, and I am confident that the breadth and depth of our respective management teams allow us to be clearly focused on our ongoing businesses, while preparing for our strategic merger.

Third, we will soon file with the Securities and Exchange Commission S-4 documents with both company's Q2 financial results included. After SEC review, we will submit proxies independently to both Rudolph and August shareholders seeking their approval for our merger. We expect to close the transaction in Q4 this year.

Fourth, finally, as you may know, KLA- Tencor has publicly commented that they are interested in acquiring August. As of today it is our understanding that they have not signed a confidentiality agreement, nor have they initiated a tender offer so we do not think it is prudent for us to speculate on what they might do. Therefore, we will be answering all questions about the strategic merger between Rudolph and August. but we will not be answering questions on KLA.

Thank you for your understanding. And we will now open the phone lines for questions on our earnings release. Alan.

OPERATOR: Thank you. The floor is now open for questions. If you have a question, please press star one on your touch-tone telephone. If at any point your question has been answered, you may remove yourself from the queue, by pressing the pound sign. Once again, if you do have a question, please press star one on your touch-tone telephone at this time.

Our first question comes from Suresh Balaramn of ThinkEquity.

SURESH BALARAMN, THINKEQUITY: Thanks. Can you give us some color on the sharp jump in accounts receivable? I think this is the highest level since the last - I mean the bubble in 2000, I think. And also, any thoughts on whether 2005 will be a record year for you guys? Thanks.

STEVEN ROTH: I'll tackle the receivable question Suresh. Yes, I mean, it's just - you know, obviously we - the first half was a lot slower. We had a very slow take off in shipments in April. Again, just based on timing when customer's wanted the tools, so there's not anything specific related to that. And also, we had the tools that I mentioned that we actually deferred in the first quarter, we're all continuing upon acceptance, which happened, actually in the last month of the quarter.

That coupled with I think I mentioned in my prepared remarks, the little bit slower collection times in Japan. If you recall, we used to obviously sell through Tokyo Electron, so it was not a function of when the end customer paid for our tools, Tokyo Electron paid - you know, effectively paid us. Now, obviously we're dealing with the end customer. And in Japan they tend to be a lot longer, you know, collection period.

I can say that, you know, since in the month of July, we've collected probably a good six million of that money all ready, so it's just a timing thing.

SURESH BALARAMN: OK. Good.

PAUL MCLAUGHLIN: Suresh, let me try to tackle the second part of the question. The six month ended in June, we ended with revenues of about 44-and-a-half millionish. Obviously if the second half goes up as we expect, we could be close to, at or around our record level of a couple of years ago, which was 88 or 90 million, Steve. So it's entirely possible that that could happen Suresh.

SURESH BALARAMN: When you say second half will be better than first half, are you referring to orders, which can get deferred into next year revenues, or are you referring to revenues per se?

PAUL MCLAUGHLIN: Yes, that is what we guided to. And our guidance is that we expect the orders to accelerate. How many of those will be pulled into the fourth quarter, versus first quarter, we do not know. But it sure should get us out of the gate very quickly for a very strong 2006, a good start there.

SURESH BALARAMN: And you also commented on Q3 orders being up. I don't know if you said meaningfully. Can you expect the book to bill to revert above parity in Q3?

PAUL MCLAUGHLIN: We would like to believe that's the case. Our forecast is very strong at the moment. We got off to a very good start in July. But you know, we're always cautious. And so we - I look at these things, Suresh, and I'll wait for it to happen. But I'm cautiously optimistic that the whole industry and particularly Rudolph will be above 1.0 when this quarter ends.

SURESH BALARAMN: Great, thanks guys.

OPERATOR: Thank you. Our next question comes from Bill Lu of Piper Jaffray.

BILL LU, PIPER JAFFRAY: Yes, hi there, good afternoon guys.

STEVEN ROTH: Hi, Bill.

BILL LU: Just a couple of questions. If I look at your guidance for 2005, it looks like it will be probably flat to up modestly from '04, versus the cap ex industry cap ex of about 10 percent or so. So about a 10 percent difference. If I look at 2006, do you think that gap is going to widen? And can you quantify that?

PAUL MCLAUGHLIN: We surely expect to see some traction, Bill. That's a good comment, with some of our newer products. Obviously the strategic merger with August makes a big difference and we are planning for that to get out of the gate very quickly. We think there are ways to move the top line up very fast by combining two great franchises. August is a great franchise, as is Rudolph  and the combination we think is going to be - lead to top line growth as well as to a significant improvement in the bottom line. So I think we will be able to outdo the industry. We should be able to continue that record into 2006. We are looking for a very good year in 2006.

BILL LU: OK. And then, if I look at the third quarter guidance, would - are you going to have any revenues from any of the Vanguard II products in the third quarter?

PAUL MCLAUGHLIN: Yes, I think there's probably one - yes, I think there may very well be one or two exceptions that could come in that would be reflected in the third quarter. It is out in the field right now.

BILL LU: So it's still pretty small, in the third quarter, though.

STEVEN ROTH: Yes.

PAUL MCLAUGHLIN: Yes.

BILL LU: When do you think we're going to see some real margin impact from the Vanguard II.

PAUL MCLAUGHLIN: You know, Bill, I think, you and I have had this talk a couple of times, and I wish had a more definitive answer. But quite honestly, for us to get the kind of margins we need to bring home the 20 percent operating levels, versus the 10 to 12 percent that we're now doing at the operating income line, we need to get the top line north of 30 million a quarter, just for the Rudolph piece. We think a combination with August will accelerate that and it will change the dynamics a little bit. But looking at us independently, the kind of number that we need to get into the 20 to 25 percent operating profit levels is north of 30 million revenue per quarter. So we're not there yet. We're two thirds of the way, that's all. So I think we need to see the top line growth and what's what we're trying to do.

BILL LU: OK. And then last question for Steve, if I look at the Vanguard II one more time, would I expect to see a little more of SAB 101 acceptance period or, you know, no impact.

STEVEN ROTH: Well I mean the Vanguard on a MetaPULSE III, yes, it definitely would have an SAB for the first couple of tools that went out. We would have to defer those.

BILL LU: OK. Great, thanks.

OPERATOR: Thank you. Our next question comes from Stuart Muter of RBC Capital Markets.

STUART MUTER, RBC CAPITAL MARKETS: Thanks very much, and good afternoon. A couple of questions. First, on R&D spending, it's trended down over the last couple of quarters, a fair bit. And now it looks like it's at the low end of the target model. Is this sustainable at these levels? Or is this more timing of projects? And then maybe in a couple of quarters out, it will trend up in terms of absolute dollars?

STEVEN ROTH: Stuart, it's Steve. I mean obviously there's two things going on. One is, obviously as Nathan mentioned, we launched the whole series of new products. So you're seeing as the trail down of the project cost, I would say related to that.

At the same time, as we mentioned we've - you know, at these lower revenue numbers, we've put in costs - you know, our typical cost savings initiatives. And that includes the manufacturing - or the engineering organization also. So it's a combination of both that's drawing things, I agree, to the lower end of our R&D model. And I think as things are accelerating to the end of the year, you'll probably start seeing that R&D start coming back.

PAUL MCLAUGHLIN: We've historically - this is Paul, Stuart - as you know, tried to use somewhat of a disciplined approach to that - managing that, keeping all projects going at the right level. And I think you could look forward to seeing the R&D numbers go north, but not in excess of the growth in the top line. So as you look at the prior question that Suresh had and Bill had regarding the volume level for 2005, being at our peak levels, and above last year levels, we expect our R&D to be - end the year slightly above last year levels. And we think that's a way to look at Rudolph.

STUART MUTER: OK. That's helpful. And a question regarding the August merger. You guys have had about a month since you've announced the agreement. Had a lot of meetings, and conversations with August. And based on that period of time, and the discussions you've had, has your resolve to, you know, see the merger through to completion increased.

PAUL MCLAUGHLIN: Let me - I'll pass it around because I think the excitement level here is tremendous on the August merger. I think there are some wonderful things that have happened.

I think what drives it heavily for me, Stuart, is contact I've had with customers. And universally, the response has been overwhelming positive. They want to see a strong Rudolph. And the combination between our two great franchises, makes a very strong company. It would make it the number four in the overall process control sector, which is a $4 billion piece of business currently, growing rather fast. And I think our customers have universally expressed a desire to a strong and growing Rudolph. Our combination to me has taken on only increased important in the last several months. But let me ask Nathan, because Nathan lives that a little closer.

NATHAN LITTLE: Yes. I think, Stuart, in addition to looking for market acceptance, you know, what really pleased me was when we kicked off the integration planning meetings last week. As you know, many combinations end up having difficulty bringing two organizations together. So I was particularly keen on watching that set of interactions and, you know, how people dug in to involved in bringing these two organizations together.

And, you know, as I said in my comments, I was really enthusiastic about the results that came out of really just a couple days worth of work, and looking forward to bringing these two organizations together over the next several months.

STEVEN ROTH: Stuart, I mean, I think, my perspective obviously, the financial perspective, I think is probably the same, if not growing as we put the team together. But I (INAUDIBLE) dynamic of bringing the next level of people together is the cultures. And they are very similar. Obviously, when you do due diligence, that's kept at a higher level and a smaller team. And now we've really exposed both companies through another level down. And what Nathan says, the excitement level is just amazing on how both company's cultures fit together very nicely.

STUART MUTER: Thank you. That was helpful. And one quick final question, of the order strength that you've seen so far in, I guess, the month of July, have you seen some orders from the foundries yet?

PAUL MCLAUGHLIN: Japan and Korea seem to be the dominating pieces at the moment. I think we are forecast to have a strong kick in the foundry business. I think you're seeing some nice things. You've seen some - if you've followed the wafer prices not only at the top tier, not only at the TSM's but a couple of levels down, you're seeing some tremendous strength in the wafer prices, particularly at leading edge, for people like Charter, and the whole series of people in Taiwan which has resulted in their keeping their capital spending programs growing. I full expect Taiwan will be back in action in our audit book this quarter.

STUART MUTER: Right. Thanks a lot.

PAUL MCLAUGHLIN: Yes.

OPERATOR: Thank you. Our next question comes from Mehdi Hosseini of FBF.

MEHDI HOSSEINI, FBR: It's actually FBR. A couple of questions, first is for Paul. You mentioned, about a couple of the push out -order push out in the second quarter, if you could elaborate on the nature and type of the customers that pushed out orders. And if you will realize these bookings in the third quarter. And is that where the growth in bookings in the third quarter going to come from?

Also, as a follow up to that, when I look at other (INAUDIBLE) companies that have reported, they've all -- generally speaking, they've all guided to flat to down for revenues. And I'm seeing the same kind of trend for Rudolph. So at what point are we going to see copper kicking in and Rudolph actually breaking away on a sequential basis?

And the third question, if you could also provide a revenue mix by different product types. Thank you.

PAUL MCLAUGHLIN: OK. Well let me talk a little bit about the changing in the nature in this industry. One of the things that happened late in the quarter, as I mentioned in my prepared remarks, there's a couple of people who we thought were going to place some orders. The negotiations got very difficult at the 11th hour. And we were, at the time, unwilling to - pricing is always an issue. And we've chosen to hold the line in a couple of cases. And things got pushed to the right. We fully expect those to come in. And in fact, some of that has all ready come in in July.

I think the nature of our business and the nature of the relationships with our customers, they realize that the capital equipment industry has guided down, particularly the front end. And as they are smart business people, they try to take advantage of that in negotiations at any point in time. So it is a degree of discipline that should be maintained, and we're trying to do that. So I think that's what I was referring to in terms of orders pushing to the right that we thought would come in the June timeframe.

Having answered the second piece of your question, which is the copper piece, I mentioned in the prepared remarks, that we so far, have been anxiously awaiting as have a lot of people, the widespread adoption of copper. We continue to see lots and lots of copper samples. We do lots and lots of film stacks, but still at the R&D pilot production level. What we need to is to continue to see the microprocessor world, and the digital world, and the communications world to continue to strengthen. And we start to see a more wide spread adoption of copper.

We are expecting that to happen late this year, and really start to take off in 2006. That's our forecast at the moment. Having said that, you know, you could have asked me that question maybe a year ago, and I would have said it would be going now. So, you know, again, it's a forecast. And lots of excitement out there, lots of work being done, but the orders for copper yet to have materialized less than 10 percent of the wafers are done using copper today.

The third question, I'll let Steve go back and answer which is the segmentation of our business in this last quarter, Steve.

STEVEN ROTH: Yes, Mehdi. I had - just to go back to what I said earlier, when you break it down we had about 44 percent metals, 21 percent inspection, 15 percent transparent, and the remaining parts and service.

MEHDI HOSSEINI: And of the metal, can you bring down the mix of MetaPULSE II?

STEVEN ROTH: About 53 percent of it was MPII of the metals numbers. No more than that.

MEHDI HOSSEINI: Sure. OK. And if I just may one follow up question, regarding the August. And I look at the progression of events, so the S-4 is going to be filed, and then I'm sure KLA is waiting for the S-4, and then with their cash offer, what's going to prevent the shareholders to go for the cash offer, especially if KLA comes out then and raise the bidding? And how should we look at this? And you talked about the synergies of our earning power. And if you could extend that and help us understand why should shareholders to go for a mix of a stock and cash and forego an even higher cash offer?

PAUL MCLAUGHLIN: Well as I think, Mehdi, we tried to indicate in the prepared remarks. As of today, it is our understanding that KLA has not signed a confidentiality agreement. They have indicated publicly the desire to put some kind offer on the table. But we decided, I think, it prudent not to speculate what they may or may not do, what price they may or may not come in at, if they come in at all. That doesn't benefit either party.

I think the strength of the strategic merger between the two partners is compelling between the companies. I hope you heard some of that today. I think that shareholders would be significantly better off, owning a piece of paper, that had a Rudolph name on it, with a combined merger with August Technology, than they would going any other direction. I cannot speculate on what KLA will do, and we said we would stay away from that. So I will pass on what - the latter part of your question.

MEHDI HOSSEINI: Thank you

OPERATOR: Thank you. Our next question comes from Stephen O'Rourke of Deutsche Bank.

PETER KIM (ph), DEUTSCHE BANK: Hi, this is Peter Kim (ph) for Stephen O'Rourke.

PAUL MCLAUGHLIN: HI, Steve (ph), how are you?

PETER KIM (ph): This is Peter Kim.

PAUL MCLAUGHLIN: Peter.

PETER KIM (ph): Yes, hi. So I had a follow up question about the regions. Last quarter, you noted that expected Japan to have strong orders. Did Japan orders meet your expectations? Or was it - did you see some push out there?

STEVEN ROTH: Japan orders for the quarter were very strong.

PETER KIM (ph): Were very strong and met your expectations.

STEVEN ROTH: Yes.

PETER KIM (ph): Great. And some product questions. You launched your MetaPULSE III and ultra-II CD. I was wondering if both (INAUDIBLE) are out there installed in customers.

NATHAN LITTLE: Well currently we have been putting together the tools, and we've been working with specific customers to be able to put in place the beta units for them. But the activities, really at this point are in the initial placement phase.

PETER KIM (ph): So when do you expect these tools to be installed - shipped out to customers?

NATHAN LITTLE: Well I would expect that we'd be working towards doing general shipments Q1 next year.

PETER KIM (ph): So the ultra-II CD won't be out until next year, then?

NATHAN LITTLE: Well as I said, we'll be currently putting in beta units now.

PETER KIM (ph): The ultra-II CD, what kind of market size opportunities do you see for Rudolph that is?

NATHAN LITTLE: Well as I said in the remarks, the total size is about $100 million looking out a year or so. And of course, there are a couple of strong competitors out there. We think though, that given our unique technology within the transparent marketplace that we're working with, that we should be able to penetrate that.

PETER KIM (ph): And are you offering both integrated and standalone, or just standalone first?

NATHAN LITTLE: What we're currently working on is the standalone system. That's what we've offered to the marketplace.

PETER KIM (ph): OK. Great. Thank you.

OPERATOR: Thank you. Our next question comes from Ray Kukreja of WR Hambrecht.

RAY KUKREJA, WR HAMBRECHT: Thank you. And good afternoon, gentlemen. I have two questions. The first one is around of your new products. While, you know, I would think that these should have a positive impact on the margins down the road, should we expect the margins initially to take a dip before they go up? Because of, you know, associated start up costs, be it warranty or installations, which are often higher for newer products.

And the second was, did you have any greater than 10 percent customers in the quarter? And if so, if yes, what proportion of the revenue did they make up? Thank you.

STEVEN ROTH: OK. Let's go with the first question. Yes, as we out (ph) to implement new products, you know, it obviously puts pressure on the margin. But at the same time - so that's working against us. But we're also coming up to the one year anniversary of our Japan operations. And if you recall in the past, we've talked about the start up costs in Japan, were relatively high. And that we were - we had a lot of duplicate head count in that we transitioned from Tokyo Electron as well as tied up or own guys. So I think there's going to be some positive pressures there. So, you know, I think they're going to net out. I don't think you're going to see any specific, you know, margin erosion, gross margin erosion, just from the new product that you'll see somewhat nip themselves out.

As far as customers, we have three 10 percent customers in the quarter.

RAY KUKREJA: And combined what percentage of revenue did they make up if you could

STEVEN ROTH: About 40 percent, a little over 40 percent.

RAY KUKREJA: Thank you.

OPERATOR: Thank you. Once again as a reminder, if you do have a question, please press star one on your touch-tone telephone. Our next question is a follow up from Stuart Muter.

STUART MUTER: Yes, thank you. Steve, could you give us a little bit of gross margin guidance for Q3?

STEVEN ROTH: Well Stuart, again, as I was saying on the revenue range, obviously on a - from a flat perspective, you know, if the revenues are flat I would expect the margins to be very close to where they are. Ten percent down, that's tough. We're dealing - we're trying to deal with very small revenue numbers. Margins could be somewhere at 45 to 46 percent at that - with 10 percent down.

STUART MUTER: That's helpful. And final question, were there any significant M&A cost in Q2?

STEVEN ROTH: No. We actually capitalized the M&A costs in Q2. I think, I said in my remarks, there's about 1.1 million have cost capitalized.

STUART MUTER: OK. Great, thank you.

OPERATOR: Thank you. Once again, as a reminder, if you do have a question please press star one on your touch-tone telephone. Once again that is star one on your touch-tone telephone to ask a question. Our next question comes from Gus Richard from First Albany Capital.

GUS RICHARD, FIRST ALBANY CAPITAL: Hi, guys.

PAUL MCLAUGHLIN: Hi, Gus how are you doing?

GUS RICHARD: Good. Just a quick accounting question on capitalizing the M&A cost, if the merger with August doesn't go through, does that come through as a one time expense later on?

STEVEN ROTH: Yes, it does.

GUS RICHARD: OK. All right, that clarifies it for me thanks.

OPERATOR: Thank you. At this time, I show no further questions. I would now like to turn the floor back over to management for any closing remarks.

PAUL MCLAUGHLIN: Thank you, Alan. And thank you all for participating in our conference call. And we look forward to speaking to you again, soon. Thank you and good evening.

OPERATOR: Thank you. This does conclude today's conference. You may disconnect your lines at this time and have a wonderful day.

END

About Rudolph Technologies, Inc.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

About August Technology

August Technology's automated inspection and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market. With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system. Following detection August Technology's decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions. Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization. Additional information can be found on the company's web site at www.augusttech.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph. Factors that could cause actual results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by Rudolph's competitors; (4) sole or limited sources of supply; (5) the merger agreement and the transactions contemplated thereby may not be approved by the companies' shareholders; (6) Rudolph and August may be unable to obtain certain foreign regulatory approvals required for the transaction, or obtain these approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company; (7) conditions to the closing of the transaction may not be satisfied; (8) the businesses of Rudolph and August may not be integrated successfully, which may result in the combined company not operating as effectively and efficiently as expected or such integration may be more difficult, time-consuming or costly than expected; (9) expected combination benefits from the merger may not be fully realized or realized within the expected time frame; (10) revenues following the merger may be lower than expected; (11) costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the consummation of the merger, or the effects of purchase accounting may be different from the companies' expectations; (12) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (13) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (14) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (15) the impact of the slowdown in the overall economy; (16) uncertainty of the current global political environment; (17) the potential for terrorist attacks; (18) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (19) the timing of revenue recognition of shipments; (20) changes in or an inability to execute our business strategy; (21) unanticipated manufacturing or supply problems and (22) changes in tax rules. Rudolph cannot guarantee future results, levels of activity, performance, or achievements. Additional factors that may affect the future results of Rudolph and August are set forth in their respective Form 10-K reports for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission ("SEC"), which are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. These factors are updated from time to time through the filing of reports and registration statements with the SEC.

Additional Information

Any information concerning August contained in this transcript has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that any information contained in this transcript that has been taken from such documents is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. Investors and security holders are urged to read the disclosure documents regarding the proposed Rudolph/August merger, when they become available, because they will contain important information. The disclosure documents will be filed with the Securities and Exchange Commission by Rudolph. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Rudolph with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Rudolph by directing a request to Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836, Attention: General Counsel.

Information Regarding Certain Rudolph Persons

 Rudolph is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of August. However, in connection with its proposal to merge with August, certain directors and executive officers or Rudolph may participate in meetings or discussions with Rudolph shareholders some of whom may also be August shareholders or other persons who may also be August shareholders. Rudolph does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information concerning the directors and executive officers of Rudolph and a description of their interests in Rudolph is set forth in Rudolph's proxy statement filed with the Commission on April 22, 2005. As of the date of this transcript, Rudolph beneficially owns 100 shares of August common stock, and the directors and executive officers of Rudolph, in the aggregate, do not beneficially own in excess of 1% of August's common stock. If in the future Rudolph engages in solicitation of proxies from its shareholders or the shareholders of August in connection with a merger of the companies it will amend the information provided above as needed to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.